

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via E-mail
Gary D. Newsome
President and Chief Executive Officer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108-2710

**Re: Health Management Associates, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 24, 2011
            File No. 001-11141**

Dear Mr. Newsome:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

        After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 11. Commitments and Contingencies, page 87

1. Your disclosures relating to the Ascension Health and Medicare billing lawsuits do not appear to be in compliance with ASC 450-20-50. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, provide us proposed disclosure to be included in your next periodic filing to either disclose an estimate (or, if true, state that the amount is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant